Exhibit 99.4

            JOHN WILEY BOARD NAMES CLASS A DIRECTOR NOMINEES

New York, N.Y., July 11, 1994. John Wiley & Sons, Inc., publishers, announced today that the company's Board of Directors has selected five independent candidates for election as Class A directors at the company's 1994 annual meeting of shareholders, scheduled to be held on September 14, 1994. The candidates are John J. Cullinane, President of The Cullinane Group, Inc., an investment firm, and formerly CEO of Cullinet Software, Inc.; Larry D. Franklin, President and CEO of Harte-Hanks Communications, Inc.; John S. Herrington, currently a consultant and attorney, and formerly Chairman of the Board of Harcourt Brace Jovanovich; Chester O. Macey, Executive Vice President of TRW, Inc. and General Manager of its Steering Systems Group; and Thomas M. Taylor, President of Thomas M. Taylor & Co., an investment firm.

    All five candidates were recommended by the Board's Committee on Directors after an extensive search and following constructive dialogue with major owners of the company's Class A shares, including members and associates of the Bass family of Fort Worth, Texas.

    Commenting on the selection, Charles R. Ellis, President and CEO, said, "We are pleased by the results of the director selection process. All of Wiley's continuing directors look forward to working with the new Class A nominees as we continue our efforts to build value for all of the company's owners." Wiley recently reported fiscal 1994 results which included a 57% increase in earnings over fiscal 1993 to $12.1 million following a 150% earnings increase in fiscal 1993 over fiscal 1992. Revenues increased by 8% in fiscal 1994 to $294.3 million.

    In addition to the five new directors to be elected at the annual meeting by Class A shareholders, eleven directors are expected to be proposed for election by Class B shareholders. The Wiley family, which has been active in the company since 1807, owns a majority of the outstanding Class B shares and, therefore, is the company's controlling shareholder.

    Founded in 1807, John Wiley & Sons, Inc., is an independent, global publisher of print and electronic media products, specializing in scientific and technical books and journals; professional and consumer books and subscription services; and textbooks and educational materials for colleges and universities. It has publishing, marketing and distribution centers in the United States, Canada, Europe, Asia and Australia.

    The company's Class A Shares are listed on the Nasdaq Stock
Market's National Market under the symbol WILLA and the Class B
Shares are listed on the Nasdaq Stock Market's SmallCap Market under the symbol WILLB.